SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

HALF YEAR REPORT

(From January 1, 2008 to June 30, 2008)

THIS IS A SUMMARY OF THE 2008 FIRST HALF YEAR REPORT ORIGINALLY PREPARED IN KOREAN AND IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

(EXHIBIT 99-1 : NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT)

I. Corporate General

1. Corporate Purpose of KT Corporation

Business Objectives

1. Information and communications business;

2. New media business;

3. Development and sale of software and contents;

4. Sale and distribution of information communication equipment;

5. Testing and inspection of information communication equipment, devices and facilities;

6. Advertisement business;

7. Telecommunications retail business;

8. Development of information and technology and electrical infrastructure;

9. Real estate and housing business;

10. Electronic banking and finance business;

11. Education and learning services business;

12. Security services business (including machinery system surveillance services and facilities security services);

13. Research and technical development, education, training and promotion, overseas businesses, export and import trade, manufacturing and distribution related to activities mentioned in items 1 through 12; and

14. Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

2. History

A. Changes Since Incorporation

(1) Date of Incorporation : December 10, 1981

(2) Location of Headquarters :

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(3) Change in Business Objectives

At the annual general shareholder’s meeting held on March 16, 2007, our shareholders resolved to add education and learning services business to our business objectives and accordingly amended our articles of incorporation.

3. Total number of shares and others

A. Total Number of Shares

(As of June 30, 2008)	(Unit: shares)

Category	Type of Shares
	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,199,659	312,199,659
III. Total Number of Shares Reduced	36,997,259	36,997,259
1. Reduction of Capital	—	—
2. Share Retirement	36,997,259	36,997,259
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	275,202,400	275,202,400
V. Number of Treasury Shares	71,780,404	71,780,404
VI. Current Number of Issued and Outstanding Shares	203,421,996	203,421,996

*	Repurchase of shares for share retirement : 280,000 shares (June 26, 2008 to June 30, 2008)

*	Total number of outstanding shares changed due to share retirement (effective after the end of the second half)

-	Share retirement ending date : July 22, 2008

-	Revised listing date : July 31, 2008

-	Number of retired shares : 1,666,700 common shares

-	Total number of shares after share retirement : 273,535,700 shares

B. Stockholders’ Equity and Par Value per Share

(As of June 30, 2008)	(Unit: in millions of Won, shares)

Category	Type	Stockholders’ Equity (Total Par Value)			Par Value of a Share
		Capital Stock in Financial Statements	Total Par Value of Issued Shares (Issued Shares x Par Value)	Total Par Value of Issued and Outstanding Shares (Issued and Outstanding Shares x Par Value)	Par Value per Share	Capital Stock / Total Issued Shares	Capital Stock /Total Outstanding Shares
Registered	Common Share	1,560,998	1,376,012	1,018,510	5,000	5,672	7,663
Total		1,560,998	1,376,012	1,018,510	5,000	5,672	7,663

*	Unit of Par Value per Share : Won

C. Acquisition and Disposal of Treasury Shares

(1) Acquisition and Disposal of Treasury Shares

(As of June 30, 2008)	(Unit: shares)

Method of Acquisition	Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition pursuant to Article 189-2 Paragraph 1 of the Law	Common Share	70,256,407	280,000	15,173		70,521,234
	Preferred Share	—		—		—
Direct Acquisition for Reasons other than Article 189-2 Paragraph 1 of the Law	Common Share	—		—		—
	Preferred Share	—		—		—
Subtotal	Common Share	70,256,407	280,000	15,173		70,521,234
	Preferred Share	—		—		—
Indirect Acquisition (e.g. Trust Contract)	Common Share	1,259,170		—		1,259,170
	Preferred Share	—		—		—
Total	Common Share	71,515,577	280,000	15,173		71,780,404
	Preferred Share	—	—	—		—

*	Disposal of treasury shares : 15,173 shares were disposed of on March 28, 2008 to make performance-based payments to the members of the Board of Directors.

*	Purchase of treasury shares : 280,000 shares were repurchased for share retirement during the period of June 26, 2008 to June 30, 2008.

(2) Share Retirement

There were no shares retired in the first six months ended June 30, 2008.

(Unit: in millions of Won, shares)

Date of Retirement	Purpose of Retirement	Type of Shares Retired	Number of Shares Retired	Amount Retired	Period of Acquisition for Shares Retirement	Relevant Statute
—	—	—	—	—	—	—
Total		—	—	—	—	—

*	Share retirement subsequent to closing date of first six months ended June 30, 2008:

-	Share retirement ending date : July 22, 2008

-	Reason for retirement : enhancement of shareholders’ value

-	Number of shares retired : 1,666,700 common shares

-	Total value of shares retired : 73,701,269,000 Won

-	Repurchase period : June 26, 2008 to July 18, 2008

*	Share Retirement in Previous Fiscal Years:

(Unit: Won, shares)

Date of Retirement	Retirement Purpose	Type of Shares Retired	Number of Shares Retired	Amount of Retirement	Period of Acquisition of Shares Retired	Relevant Statutes
10/9/2002	To increase shareholder value	Common Share	3,122,000	167,207,040,000	September 2, 2002 to October 4, 2002	Securities and Exchange Act (Article 189)

1/6/2003	To increase shareholder value	Common Share	15,454,659	786,642,143,100	December 30, 2002	Securities and Exchange Act (Article 189)

6/20/2003	To increase shareholder value	Common Share	2,937,000	137,958,768,000	April 28, 2003 to June 13, 2003	Securities and Exchange Act (Article 189)

12/9/2003	To increase shareholder value	Common Share	5,836,600	273,545,075,500	October 21, 2003 to December 4, 2003	Securities and Exchange Act (Article 189)

7/3/2006	To increase shareholder value	Common Share	5,222,000	213,514,820,000	April 3, 2006 to June 26, 2006	Securities and Exchange Act (Article 189)

8/3/2007	To increase shareholder value	Common Share	2,058,000	91,454,033,000	May 23, 2007 to July 31, 2007	Securities and Exchange Act (Article 189)

12/20/2007	To increase shareholder value	Common Share	2,367,000	104,758,448,000	October 11, 2007 to December 17, 2007	Securities and Exchange Act (Article 189)

Total		Common Share	36,997,259	1,775,080,327,600	—	—

		Preferred Share	—	—	—	—

(3) Current Status of the Execution and Termination of Treasury Share Trust Agreement

(Unit: in millions of Won)

Category	Beginning of the Term		Execution (+)		Termination (-)		Term-End
	Amount	Number of Agreements	Amount	Number of Agreements	Amount	Number of Agreements	Amount	Number of Agreements
Specified Money Trust	100,000	2	—	—	—	—	100,000	2
Trust Agreement with an Asset Management Company	—	—	—	—	—	—	—	—
Share Acquisition Agreement with a Investment Company	—	—	—	—	—	—	—	—
Total	100,000	2	—	—	—	—	100,000	2

*	Terms of the Trust Agreements: March 9, 2007 to March 8, 2010 (3 years)

D. Share Ownership Status of Employee Stock Ownership Association

(1) Transactions with Employee Stock Ownership Association

Not Applicable

(2) Guideline for Exercising the Voting Rights of Employee Stock Ownership Association

Association Account : Employee Stock Ownership Association exercises its voting rights in the same proportion as those shares held in the association member accounts that have indicated how to vote.

Association Member Account : Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights within a minimum period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3) Shares Held by the Employee Stock Ownership Association

(As of June 30, 2008)	(Unit: Shares)

Type of Account	Type of Shares	Balance at the Beginning of the Term	Term-End Balance
Association Account	Common Share	2,313,880	2,207,968
Association Member Account	Common Share	13,029,101	11,983,714

4. Voting Rights

(As of June 30, 2008)	(Unit: Shares)

Category		Number of Shares	Note
Total Issued Shares (A)	Common Share	275,202,400	—
	Preferred Share	—
Shares without Voting Rights (B)	Common Share	71,783,658	—
	Preferred Share	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Share	203,418,742	—
	Preferred Share	—

*	Number of shares without voting rights refer to treasury shares, cross holdings, etc is presented as of June 30, 2008.

(1)	Shares without voting rights under the Commercial Code of Korea: 71,783,658 shares, including treasury shares, shared held through treasury stock funds and cross holding shares (3,254 shares).

(2)	Under the Securities and Exchange Act, no share has its voting rights restricted. However, in appointing an audit committee member, any shareholder whose shareholding exceeds 3% of the total number of outstanding shares is limited to exercising his voting rights only up to 3% of the total number of outstanding shares with exercisable voting rights. As of December 31, 2007, out of the 9,870,546 shares that are held by the National Pension Fund, voting rights of 3,767,984 shares cannot be exercised with regard to the appointment of an audit committee member.

5. Matters on Dividends and Others

A. Matters on Dividends

The shareholder return policy of the Company is to pay its shareholders at least 50% of the adjusted net profit of the current term or more through cash dividends and acquisition of treasury stock of the Company.

B. Dividends Paid during the Past Three Fiscal Years

Category		1st Half of 2008	2007	2006
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in millions of Won)		314,605	957,623	1,233,449
Net Profit per Share (Won)		1,545	4,635	5,877
Distributable Profit (in millions of Won)		—	3,917,153	3,572,049
Year-end Cash Dividend (in millions of Won)		—	407,374	416,190
Year-end Share Dividend (in millions of Won)		—	—	—
Cash Dividend Propensity (%)		—	42.5	33.7
Rate of Return on Cash Dividend (%)	Common Share	—	3.8	4.3
	Preferred Share	—	—	—
Rate of Return on Share Dividend (%)	Common Share	—	—	—
	Preferred Share	—	—	—
Cash Dividend per Share (Won)	Common Share	—	2,000	2,000
	Preferred Share	—	—	—
Share Dividend per Share (Share)	Common Share	—	—	—
	Preferred Share	—	—	—

II. Details of Business

1. Overview

A. Present Conditions of the Industry

(1) Characteristics of the Industry

Current markets for fixed-line telephones, high-speed Internet and mobile communications in Korea have reached their maturity. With technical advances and changes in customer demands, the communications industry has recently been moving toward convergence between different technologies and industries, such as convergence between fixed-lined communications and mobile communications and between the telecommunications industry and the broadcasting industry. These converged media businesses, represented by IPTV, opens up new opportunities for telecommunications carriers as they bridges telecommunications and broadcasting industries. In the mobile communications market, the transition to 3G will become a turning point in shaping a new competitive landscape, replacing the existing competition in the 2G market. In the saturated communications market, increasing customer value has become increasingly more important as fixed-line communications carriers offer integrated services such as the TPS (or Triple Play Service) or QPS (or Quadruple Play Service), and mobile communications carriers also offer additional benefits to their clients.

(2) Growth of the Industry

(Unit: 1,000 persons)

Category	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	June 30, 2008
Broadband Internet Subscribers	11,921	12,191	14,043	14,710	15,059
Local Telephone Subscribers	22,871	22,920	23,119	23,130	23,019
Mobile Phone Subscribers	36,586	38,342	40,197	43,498	44,982

*	From 2004 to 2007, data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	Data as of June 30, 2008 was provided by the Korea Communications Commission (www.kcc.go.kr).

(3) Characteristics of Market Fluctuations

The demand for communications services does not fluctuate greatly as such services are regarded as a necessity in modern life. However, if the Korean economy slows and continues to do so in the future, it could have an adverse impact on KT’s business activities.

(4) Competition

(a) Competing Companies

•	Local calls: Hanarotelecom, LG Dacom, etc.

•	Long distance calls: LG Dacom, Onse Telecom, Hanarotelecom, SK Telink, etc.

•	International calls: LG Dacom, Onse Telecom, Hanarotelecom, SK Telink, etc.

•	High-speed Internet: Hanarotelecom, LG Powercom, LG Dacom, Onse Telecom, service operators (including cable television, relay wired broadcasting operators), etc.

•	Mobile communications: SK Telecom, LG Telecom, etc.

•	Internet telephones using Internet Protocol: Hanarotelecom, SK Networks, SK Telink, Samsung Networks, LG Dacom, Korea Cable Telecom, etc.

•	IPTV: Hanarotelecom, LG Dacom

•	Mobile Internet (WiBro service): SK Telecom

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission

•	Specific telecommunications service providers: registration is required

•	Value-added telecommunications service providers: reporting is required

(c) Factors of Competition : service fees, product quality, brand value and competitiveness of the distribution network.

(5) Characteristics of Resource Supplies

(a) Communications Equipment Procurement

In accordance with the Government’s u-IT839 policy to build a broadband convergence network (BcN) that can offer a range of different types of services, KT’s network is evolving from an individual service providers-oriented network to a customer-oriented service convergence network (All-IP). KT is also focusing on the introduction of a fiber-optic broadband network and aims to enhance the quality of its customer’s experience by providing a variety of innovative services, including integrated voice (telephony) and data (Internet) convergent services and converging communication and broadcasting.

To provide such service, KT purchased the following equipment in the first half of 2008: (i) backbone network equipment such as WDM equipment, MSPP, DCS devices and routers; (ii) equipment for broadband Internet such as FTTH equipment, switches and optical cables in order to deliver to its customers TPS and other services; (iii) equipment for newly introduced businesses such as mobile Internet equipment such as repeaters, access terminals and devices; and (iv) other handsets for end-users such as mobile handsets, PDAs and ‘Ann’ phones.

(b) Capital Raising

With domestic credit rating of AAA, the highest credit rating among Korean companies, KT has issued: (i) in January 2008, Yen 12.5 billion of corporate bonds due 2011; and (ii) in March 2008 US$160 million of corporate bonds due 2011 and 2012. KT also issued in February 2008 Won 100 billion of corporate bonds due 2013. KT has improved its international credit rating by receiving a credit rating level of A3 from Moody’s Investors Services (“Moody’s”) in June 2005 and was assigned a positive outlook by Moody’s in September 2006. KT also received a credit rating level of A from Fitch Ratings in July 2007 during its periodic appraisal. In June 2008, S&P improved KT’s international credit rating level from ‘A-Stable’ to ‘A-Positive’. In accordance with the government support policy for information technology companies, KT also raised in May 2008 Won 10.9 billion of subsidy that is repayable on a three year installment basis after a two year grace period. As a result of a series of bond offerings and improved credit rating, maturity dates of outstanding borrowings have been deferred and the company has achieved increasing financial stability and effective management of debt maturity date.

(6) Relevant Laws and Government Regulations

(a) Relevant Laws

•	Telecommunications policy-related laws

•	Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy-related laws

•	Radio Regulation Law

•	Informatization related laws

•	Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws

•	Broadcasting Law, etc.

•	Others : Internet Multimedia Broadcasting Business Law (IP-TV related law)

(b) Government Regulations

In early 2008, the Ministry of Telecommunications and Technology merged with the Broadcasting Committee and established an integrated regulatory body called the Korea Communications Commission. The new governing body is comprised of five executive members including one chairman. The organization is composed of two offices, three bureaus and six departments.

The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and their role of providing public service. The commission is also responsible to issue relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.

The statements included in above section are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

B. Current Status of KT

(1) Operations Outlook and Classification of Business

(a) Operations Outlook

The Korean communications market is currently experiencing slow growth as leading services, including fixed-line telephones, high-speed Internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. KT is no exception to this industry trend as its local telephone, Megapass broadband Internet access and mobile resale services are all facing difficult business climates due to: (i) increase in fixed-to-mobile substitution trend and the increasing popularity of VoIP market; (ii) aggressive marketing and price cutting measures from competitors of broadband Internet access service providers; and (iii) limitations of resale efforts and increasing marketing costs relating to mobile services.

Despite the unfavorable environment, KT has made company-wide efforts to reduce costs based on quality management and treatment of customer value innovation as our top priority.

As of the end of June 2008, KT had 6,687 thousand Megapass customers, 20,741 thousand local telephony customers and 2,906 thousand mobile resale customers. We also maintained 2,532 thousand subscribers of Ann service and 1,741 thousand subscribers were subscribing our services through the MyStyle payment plan.

In the future, KT plans to promote its flat rate packages and digital Ann telephones in its fixed-line telephone business and provide differentiated VoIP services once VoIP number portability is allowed by the government. In the broadband Internet arena, KT will aim for excellence by improving customer value from the viewpoint of customers (aka. the “First 1 Mile Project”) with continued provisions of the FTTH (Fiber-To-The-Home) services. As for its mobile resale business, KT will focus on expanding its current marketing base in line with the future 3G-based wireless market. KT’s Wireless broadband Internet access service business, or WiBro, plans to further expand services to the greater Seoul metropolitan area and will aim to be a leader in the Mobile 2.0 era, the next generation mobile environment of two-way communication. Also, KT’s IPTV business will focus on actively catering to the TV portal market through its MegaTV service and, in the long term, by pursuing a leadership position in the communications broadcasting convergence market. We will also aim to expand our market share by enhancing our network-based care services, offering on- and off-line total solutions while expanding our bizmeka services to address individual needs, such as medical and education services. In particular, we will strive to combine our collective resources and diverse service offerings to periodically develop and introduce new package of services that we believe will provide KT’s new growth momentum.

(b) Operations Subject to Disclosure

KT’s main area of business is the telecommunications sector under the Korea Standard Industry Code.

(2) Market Share

Category	Operator	Market Share for Each Term (%)
		First Half of 27th Fiscal Year (2008)	26th Fiscal Year (2007)	25th Fiscal Year (2006)
Local Telephone (On the Basis of Number of Subscribers)	KT	90.1	90.4	92.1
	Hanarotelecom	8.8	8.8	7.5
	LG Dacom	1.1	0.8	0.4

Long Distance Telephone (On the Basis of Number of Subscribers)	KT	85.5	85.4	85.6
	LG Dacom	3.8	3.9	4.8
	Onse Telecom	1.7	1.8	2.1
	Hanarotelecom	7.4	7.4	6.1
	SK Telink	1.5	1.5	1.4

Broadband Internet Subscriber (On the Basis of Number of Subscribers)	KT	44.4	44.3	45.2
	Hanarotelecom	23.0	24.9	25.7
	LG Powercom	12.8	11.7	8.6
	Cable Providers, etc.	18.4	17.5	16.6

*	In 2006 and 2007, data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	Data for the first half of 2008 was provided by Korea Communications Commission (www.kcc.go.kr).

(3) Market Characteristics

KT’s local telephone business provides universal services for homes and businesses, and despite increased marketing efforts by competitors, we maintain approximately 90% of the market share as of June 30, 2008. Although PSTN sales and the number of PSTN subscribers are on a gradual decline due to the increased use of mobile phones over traditional phones and the advancement of VoIP services, as well as the expansion of Local Number Portability (LNP), KT is committed to fending off a further decline in sales by (i) increasing Average Revenue for User (ARPU) through sales of additional services, (ii) increasing customer satisfaction by offering optional calling plans and (iii) retaining existing customers through customer relationship management activities.

As for broadband Internet, KT seeks to improve its ARPU by providing competitive rates for its high-quality products, aided by reorganization of its product lineup. KT is the leader in terms of both speed and quality in a market with intense price competition, mostly through our dominance in supplying FTTH services. Our ultimate goal is to be a market leader in offering next generation services, such as IPTV, through achieving 100 mega-bites access for ordinary households.

As for the KTF mobile resale services provided to KT’s individual customers, revenue from such services are increasing despite a fierce competition over new customers, in part due to Mobile Number Portability and KT’s ability to secure new customers. Furthermore, KT is aiming to enhance its sales through strengthening its resale business of KTF’s 3G (WCDMA) services.

(4) Status and Forecast of New Business

In order to overcome present market obstacles of growth limits of the voice business market and the sluggish growth of the broadband Internet access services, KT has been actively involved in developing a wide range of new businesses with growth prospects.

KT aims to create a digital entertainment world that will enrich our customers’ lives through a ubiquitous environment which can be accessed through various terminals anytime anywhere; to offer customers convenience solutions that they may freely use without the time or location limitations, and to offer business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business areas, we strive to become a “Wonderful Life Partner” that accomplishes customer value innovation while realizing our customers’ hopes and visions.

KT’s WiBro operation offers portable broadband Internet access services, allowing universal Internet access with high transmission speeds through personal handsets or laptop computers. WiBro was first commercialized in the world using Korean technology, and KT successfully provided commercial WiBro services in limited areas in 2006. Since April of 2007, KT has actively been seeking to provide WiBro services in the Seoul area, including various major buildings and university campuses in the Seoul metropolitan area. Future plans to expand WiBro service areas into the greater Seoul metropolitan area are currently underway. KT WiBro services can be enjoyed by anyone with a mini-PC, WiBro compatible laptop computer, WiBro phone which combines CDMA mobile phone with WiBro service, Portable Media Players navigation devices and through a USB device that can be connected to any laptop computer. KT will continuously try to expand its array of digital devices that are compatible with WiBro services. Also, KT plans to expand its coverage to the entire metropolitan area nationwide and double its service speed. KT will create a mobile culture for its customers through KT WiBro, which shall offer the users not only the basic function of Internet access but also other services, such as combined Webmail, two-way visual communications, remote control of home computers, tailored information services linked with real-time search and mobile UCC. Through WiBro, KT aims to lead the Mobile 2.0 generation, a next-generation mobile environment in which users may utilize information and contents they need through a two-way communication platform.

Mega TV (IPTV) is a service that integrates communications and broadcasting services, brought about by the emergence of the convergence era among traditional industries and acceleration in the development of broadband Internet network and multimedia contents. Mega TV is a service that encompasses: (1) traditional Internet services, such as information searches, games, message exchanges, and shopping, which until now users could only access using their personal computers; (2) VOD (Video on Demand) services, allowing users to watch a variety of contents, such as movies, dramas and educational programs, at any time; and (3) convergence services that enable users to conveniently enjoy, with simple operation, high definition programs through broadband Internet network connected to a HD-compatible television. At the present, service is provided on VOD without real-time broadcasting due to regulatory restrictions. However, following the passing of the Korean Internet Multimedia Broadcasting Business Law in December 2007, KT expects to provide enhanced IPTV service, including real-time broadcasting in the second half of 2008, while striving to grow as a digital entertainment company.

SoIP (Service over Internet Protocol) is a service that provides video communication, SMS and a variety of information and data based multimedia applications, as well as IP-based voice transmission service. SoIP is composed of various services ranging from ‘Low-end SoIP’ to ‘High-end SoIP’. It belongs to the next generation of businesses that KT believes will provide a new profit stream. Specifically, ‘Low-end SoIP’ provides low-priced and convenient telephone services through voice IP phone. ‘Mid-end SoIP’ provides a variety of daily life related services and visual communication through video IP phones. ‘High-end SoIP’ provides additional value added services through the convergence of entertainment, telecommunication and appliance devices.

KT believes that its new businesses will not only bring about new sources of revenue for the company, but also assist KT to maintain its existing fixed-line market share as well as promote its competitiveness in the high-speed Internet service market. KT, leveraging on its past success, KT intends to continue to develop and nurture new businesses so that it can become a pioneer in the areas of fixed line to mobile consolidation, convergence of communications, broadcasting and home appliances and cross-industry convergence.

The statements included in above section are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

(5) Organization Chart

2. Matters related to Revenue

A. Performance in Terms of Revenue

(Unit: in millions of Won)

Items	First Half of 27th Fiscal Year (2008)	First Half of 26th Fiscal Year (2007)	26th Fiscal Year (2007)
Internet Connection	1,067,954	1,056,006	2,118,670
Internet Application	255,089	188,990	389,884
Data	815,361	814,719	1,627,923
Telephone	2,039,409	2,093,741	4,184,668
LM	722,637	817,296	1,597,203
Wireless	848,715	779,756	1,511,452
System Integration	113,442	114,118	260,555
Real Estate	119,253	104,339	218,182
Others	14,194	12,765	27,845
Total	5,996,054	5,981,730	11,936,382

B. Routes and Methods of Sales

(1) Marketing Organizational Structure

•	Internal distribution channel : Regional Business Unit (11), district/branch offices (417), customer center (1)

•	External distribution channel : sales agencies (897), intern stores (462), specialty stores (70), specific service provider (17), integrated stores (13)*, affiliate channels (44)

*	Integrated stores : Innovative C&E (Communication and Entertainment) multi-service stores where customers can experience various fixed-line and mobile products and services and receive customer services including activation and payment services.

(2) Sales Path

•	Branch offices offer sales of goods and customer services.

•	Subscription to goods and services through sales agencies: sales agencies, intern stores, specialty stores, specific service providers, Tel-Plazas, integrated stores and affiliates.

•	Subscription to goods and services through the Internet (Cyber Customer Management Center).

•	Attracting new subscribers and increasing cross-sales through business sales agreements.

•	Utilizing distribution routes through alliance with other businesses.

(3) Methods and Conditions of Sales

(a) Sales Methods

•

Service fees are paid in cash (wire transfer, direct bank transfer and credit cards). Fixed and wireless telephone services are operated on a unit pricing system or partial flat rate system and broadband Internet access service are operated on a flat rate system.

•	Sale of terminals may involve installment payments.

•	Rental of terminals is charged on a monthly basis, and a discounted rate is applied during the contract period.

•	Distribution fees are charged upon installation and additional periodic maintenance fees.

(b) Conditions for Sales

•	Discount of Service Fees in accordance with the Subscription Period

Category	1 Year	2 Years	3 Years	4 Years
Megapass	5%	10%	15%	20% (limited to Ntopia/Special)
KORNET (Express/Premium)	5%	10%	15%	—
Mega TV	5%	10%	20%	—

-	Additional discounts available for subscribers who have used the following services for at least 3 years

Category	After 1 Year	After 2 Years	After 3 Years	After 4 Years
Megapass	2%	3%	5%	-
KORNET (Express/Premium)	2% (When subscribers sign up for an additional 1 year agreement)	3% (When subscribers sign up for an additional 2 year agreement)	5% (When subscribers sign up for an additional 3 year agreement)	When subscribers enter into an additional agreement

•	Package Discounts

Megapass plus SHOW	Megapass	SHOW
	3% to 10% Additional discount for service fees according to Agreement terms	10% Discount for monthly service fees (5% for Megapass subscriptions without long-term discount agreements)

Megapass plus KT WIBRO	Megapass	KT WIBRO
	3% to 10% Additional discount for service fees according to Agreement terms	10% to 20% Discount for monthly service fees according to rate system

Megapass plus Mega TV	Megapass	Mega TV
	0% to 5% additional discount for service fees	0% to 5% Discount according to Megapass product-type in use

•	Discounts for Multiple Leased-Lines Subscriptions

-	Local Leased-Line

Category	30,001 to 40,000 lines	40,001 to 60,000 lines	Above 60,001 lines	Note
Discount Rate	4%	5%	6%	Limited to Circuits below Low-Speed (300bps) Level

-	Long Distance Leased-Line

Category	5~9 lines	Above 10 lines	Note
Discount Rate	5%	10%	—

*	Please refer to the explanations for each service provided on their respective websites or the relevant terms and conditions for further details.

(4) Sales Strategy

(a) Broadband Internet Service

•	Strengthen competitiveness by enhancing both quality and speed of FTTH offerings

•	Satisfy a diverse range of customer needs and provide differentiated services through development and offering of additional Megapass services

•	Promote high-quality products and increase sales through up-selling and retention of existing customers

(b) WiBro Service

•	Improve distribution networks and strengthen handset design and service offerings

•	Promote interactive stores and pursue target marketing at WiBro U-Campus, laptop rental businesses and securities companies.

•	Stimulate early market interest through promotional rate plans and package products

(c) IPTV Service

•	Sell VOD-based Mega TV products to Megapass customers nationwide

•	Expand client base by offering free set-top box rentals (with a 3 year subscription contract) and opportunities to experience KT services

•	Increase synergy, such as cross-selling and customer retention, through promotion of bundling products with Megapass

(d) Data Service

•	Enhance customer value by offering high-quality exclusive networks that are stable and unique

•	Offer customized services through professional consulting

(e) Telephone Service

•	Focus on retaining local call subscriber base by preventing LNP transfers and cancellations

•	Increase sales efficiency by target marketing based on analyses of customers’ usage patterns

•	Promote customer loyalty with the Care Program, designed specifically for each customer, and by developing services based on specific customer needs

•	Retain existing customers and effectively compete with Internet telephone companies through optional calling plans and development of package products

(f) Mobile resale Service

•	Attract good customers from other providers as well as new customers through the adoption of stand-out sales policies

•	Focus on customer retention by engaging in Care activities toward VIP customers

•	Develop additional services and improve the quality of terminals and customer service in collaboration with KTF

(g) Bundling Service

•	Retain existing customers by developing and promoting new Megapass-based package products and recruiting new clients for services such as KT WiBro and SHOW

•	Customer retention through continued development and sale of package products of major services

3. Research and Development Activities

A. Research and Development costs

	Category	First Half of 2008	2007	2006	Notes
	Raw material	—	—	—	—
	Labor cost	34,376	65,478	62,363
	Depreciation	22,044	49,524	48,825	—
	Commissions	815	20,239	20,450	—
	Others	77,861	236,605	242,943	—
	Total R&D costs	135,096	371,846	374,581	—
Accounting treatment	Research and ordinary development costs	113,985	260,445	273,969
	Development cost(intangible asset)	21,111	111,401	100,612
	Percentage of R&D costs over revenue	2.25%	3.12%	3.18%	—

4. Other matters necessary for making investment decisions

A. Summary of Fundraising

Domestic Funding	(Unit: in millions of Won)

Source	Balance at the Beginning of the Term	New Fundraising	Reduction due to Redemptions	Term-End Balance	Note
Bank	44,602	10,935	10,110	45,427
Insurance Company	—	—	—	—
Merchant Bank	—	—	—	—
Credit Specialty Financial Company	—	—	—	—
Mutual Savings Bank	—	—	—	—
Other Banking Institutions	—	—	—	—
Total: Financial Institutions	44,602	10,935	10,110	45,427
Corporate Bond (Public Subscription)	3,630,000	389,668	420,000	3,599,668
Corporate Bond (Private Subscription)	—	—	—	—
Capital Increase (Public Subscription)	—	—	—	—
Capital Increase (Private Subscription)	—	—	—	—
Other	—	260,000	260,000	—	Commercial Paper
Total: Capital Market	3,630,000	649,668	680,000	3,599,668
Loan from Shareholders • Officers • Subsidiaries	—	—	—	—
Other	—	—	—	—
Total	3,674,602	660,603	690,110	3,645,095

(Note) Total amount of corporate bonds issued during this term

-	Publicly subscribed amount: Won 389,668 million

*	Exchange rate for foreign currency denominated bonds (as of June 30, 2008): 1 USD = 1,043.4, 1 JPY = 9.8179

Overseas Funding	(Unit: in millions of Won)

Source	Balance at the Beginning of the Term	New Financing	Reduction due to Return, etc.	Term-End Balance	Note
Financial Institution	—	—	—	—
Overseas Securities (Corporate Bond)	1,407,300	157,800	—	1,565,100	Including increase from translation to won following depreciation of Won against dollar
Overseas Securities (Stocks, etc.)	—	—	—	—
Asset- Backed Securitization	—	—	—	—
Other	—	—	—	—
Total	1,407,300	157,800	—	1,565,100

*	1 USD = 938.2 (as of January 1, 2008), 1 USD = 1,043.4 (as of June 30, 2008)

*	Effect of conversion from fluctuation of foreign exchange rate is reflected in “New Financing”

B. Credit Rating for the Past Three Years

(1) Overseas Credit Rating

Date of Assessment	Assessed Securities, etc.	Credit Rating of Assessed Securities	Assessing Company (Scale of Rating)	Assessment Type
July 14, 2008	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Annual Assessment

June 30, 2008	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment

July 2, 2007	—	A	Fitch : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment

April 2, 2007	2007 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Special Assessment

April 2, 2007	2007 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Special Assessment

Sept. 26, 2006	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment

Sept. 4, 2006	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Annual Assessment

April 25, 2006	2006 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Special Assessment

April 24, 2006	2006 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Special Assessment

(2) Domestic Credit Rating

Date of Assessment	Assessed Securities, etc.	Credit Rating of Assessed Securities	Assessing Company (Scale of Rating)	Assessment Type
March 20, 2008	Corporate Bond	AAA	Korea Information Service Inc., National Information & Credit Evaluation Inc., Korea Ratings Corporation	Regular

Feb. 18, 2008	Corporate Bond	AAA	Same as above	”

Dec. 27, 2007	Corporate Bond	AAA	Same as above	“

March 22, 2007	Corporate Bond	AAA	Same as above	“

June 27, 2007	Commercial Paper	A1	Korea Information Service Inc.	“

June 21, 2007	Commercial Paper	A1	National Information & Credit Evaluation Inc.	“

June. 29, 2006	Commercial Paper	A1	Korea Information Service Inc.	“

June 28, 2006	Commercial Paper	A1	Korea Ratings Corporation	“

-	Top credit ratings (AAA, A1) were rewarded to the company’s existing corporate bonds and commercial papers at its annual credit assessment.

-	For corporate bond, there are ten rating categories from AAA to D. For commercial paper, there are six rating categories from A1 to D.

III. Financial Information

1. Summary of Financial Statements (Non-Consolidated)

As of the end of December 31

(in million Won)

Classification	2008 1st Half	2007	2006	2005	2004
Current Assets	3,084,104	3,310,412	3,239,188	3,418,917	5,295,663
• Quick Assets	2,963,972	3,188,309	3,146,206	3,303,033	5,194,983
• Inventory	120,132	122,103	92,982	115,884	100,680
Fixed Assets	14,717,185	14,606,770	14,723,145	14,517,592	14,818,373
• Investments	3,481,532	3,458,580	3,661,067	3,453,071	3,415,390
• Tangible assets	10,501,938	10,448,618	10,398,084	10,411,523	10,637,059
• Intangible assets	391,737	439,738	470,782	443,098	299,106
• Other non-current assets	341,978	259,834	193,212	209,900	466,818
Total Assets	17,801,289	17,917,182	17,962,333	17,936,509	20,114,036
Current Liabilities	2,399,739	2,991,341	3,270,249	3,079,999	6,144,047
Fixed Liabilities	6,626,140	6,065,948	6,143,004	6,807,214	6,523,476
Total Liabilities	9,025,879	9,057,289	9,413,253	9,887,213	12,667,523
Capital	1,560,998	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,258,392	1,278,590	1,440,910	1,440,258	1,440,258
Capital Adjustments	(-)3,827,858	(-)3,815,786	(-)3,817,717	(-)3,870,288	(-)3,969,757
Accumulated Comprehensive Income	31,161	(-)6,774	10,978	119,658	15,877
Retained Earnings	9,752,717	9,842,865	9,353,911	8,798,670	8,399,137
Total Capital	8,775,410	8,859,893	8,549,080	8,049,296	7,446,513

For the years ended December 31 (in million Won)

Classification	2008 1st Half	2007	2006	2005	2004
Sales	5,996,054	11,936,382	11,856,009	11,877,272	11,850,819
Operating Income	700,663	1,433,722	1,756,228	1,659,883	2,127,119
Ordinary Income	391,225	1,274,725	1,574,460	1,376,429	1,799,798
Net Income	314,605	981,967	1,233,449	1,031,810	1,255,522

2. Summary of Financial Statements (Consolidated)

As of the end of December 31 (in million Won)

Classification	2007	2006	2005	2004	2003
Current Assets	5,642,799	5,981,420	6,131,744	6,808,977	4,731,931
• Quick Assets	5,343,695	5,744,225	5,771,631	6,434,658	4,367,098
• Inventory	299,104	237,195	360,113	374,319	364,833
Fixed Assets	18,484,086	18,261,914	18,556,973	19,664,255	20,824,744
• Investments	472,166	533,947	792,669	913,844	1,211,358
• Tangible assets	15,288,002	15,167,429	15,087,032	15,721,455	16,373,943
• Intangible assets	1,735,323	1,959,591	2,133,199	2,184,689	2,427,398
• Other non-current assets	988,595	600,947	544,073	844,267	812,045
Total Assets	24,126,885	24,243,334	24,688,717	26,473,232	25,556,675

Current Liabilities	5,078,621	5,423,115	4,822,341	8,334,490	5,915,601
Fixed Liabilities	7,910,498	8,122,915	9,476,442	9,112,362	11,244,454
Total Liabilities	12,989,119	13,546,030	14,298,783	17,446,852	17,160,055
Minority Interest	2,276,003	2,267,252	2,518,213	1,809,577	1,849,303
Capital	1,560,998	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,272,634	1,292,475	1,389,222	1,291,617	1,308,612
Capital Adjustments	-3,815,786	-3,817,717	-3,868,078	-3,967,270	-3,972,244
Accumulated Comprehensive Income	142	-5,772	3,166	-1,782	-33,349
Retained Earnings	9,843,775	9,400,068	8,786,413	8,333,240	7,683,300
Total Capital	11,137,766	10,697,304	10,389,934	9,026,380	8,396,620

For the years ended December 31 (in million Won)

Classification	2007	2006	2005	2004	2003
Revenues	18,660,082	17,824,880	17,155,455	17,068,371	16,067,779
Operating Income	1,745,341	2,383,376	2,430,942	2,480,532	1,822,436
Income from continuing operations	1,096,774	1,509,721	1,365,010	1,431,147	1,057,429
Net Income	1,170,978	1,509,717	1,360,036	1,431,147	1,057,429
Consolidated Net Income	1,056,227	1,291,863	1,085,450	1,282,216	821,734
Number of consolidated companies	28	23	21	13	14

IV. Auditors’ Opinion

1. Auditor

1st Half of 2008	1st Half of 2007	2007	2006
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	KPMG Samjong Accounting Corp.

2. Audit (or Review) Opinion

Term	Audit (or Review) Opinion	Issues noted
1st Half of 2008	—	Not Applicable
1st Half of 2007	—	Not Applicable
2007	Unqualified	Not Applicable
2006	Unqualified	Not Applicable

3. Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years

A. Audit Contracts

(Unit in million won)

Term	Auditor	Contents	Fee	Total Hours
1st Half of 2008	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	2,200	6,738

2007	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	1,985	37,000

2006	KPMG Samjong Accounting Corp	Semi-annual review (consolidated and non-consolidated) Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit US GAAP Semi-annual review US GAAP financial statements audit	2,717	35,000

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees under the Board

A. Matters on the Board of Directors

(1) Organization

(a) Rights of the Board of Directors

•	Convocation of general meeting of shareholders

•	Approval of budget

•	Approval of financial statements and business report

•	Establishment, transfer and closing of branch offices

•	Material organizational changes such as dissolution, business transfer and merger and acquisition

•	Issuance of new shares and disposal of forfeited shares and fractions of shares

•	Grant and revocation of stock purchase options

•	Bond subscription

•	Long-term loans in excess of loan plan under the Company budget

•	Deciding matters on issuance of convertible bonds and bonds with warrants

•

Establishment of subsidiaries and disposal of shares in an amount not less than Won 10 billion (Disposal of shares in an amount not more than Won 10 billion is included if it is accompanied by a transfer of management rights)

•	Investment and guarantee for other enterprises (Guarantee for the subsidiaries is included if the guarantee amount is not less than Won 10 billion)

•	Acquisition and disposal of lands and buildings, the value of which exceeds Won 10 billion

•	Contribution or donation of an amount not less than Won 100 million

•	Amendment of the Articles of Incorporation

•	Establishment and amendment of regulations regarding the Board of Directors

•	Determination on the number and remuneration of executive managers who are not Standing Directors and regulations of severance payment for the senior management

•	Reduction of capital and share retirement

•	Appointment and dismissal of Directors

•	Issuance of shares below par value

•	Exemption of Directors from their liabilities to the Company

•	Decisions on share dividend

•	Approval of transactions between the largest shareholder of the Company and affiliated persons, and report of such transactions to the general meeting of shareholders

•	Capitalization of reserves

•	Approval of transaction between the Company and a Director of the Company

•	Establishment and operation of committees under the Board of Directors and appointment of the committee members

•	Determination of expert advisors for Directors

•	Organization of the President Recommendation Committee

•	Determination of screening standards for President candidates

•	Assessment of the President’s performance under the management contract and proposal of dismissal

•	Decision on standard and payment method of remuneration for the President and the Standing Directors

•	Consent on the President’s recommendation and proposal of dismissal of standing officer candidates

•	Decision on terms of contracts with the President regarding management goals

•	Mid- to long-term management plans

•

Large scale internal transactions and other internal transactions under the Monopoly Regulation and Fair Trade Act referred to in the following: (i) transaction of suspense payments or loans, (ii) transaction of securities such as shares or corporate bonds and (iii) transaction involving real estate or incorporeal asset

•	Appointment and dismissal of Representative Director pursuant to the latter part of Clause 1, Article 25 and latter part of Clause 2, Article 25 of the Articles of Incorporation

•	Determination of duties of the Representative Director pursuant to the latter part of Clause 1, Article 25 of the Articles of Incorporation

•	Account closing and major management performance for each quarter of a fiscal year

•	Operation of internal accounting management system and review and report on such operation

•	Other matters determined to be necessary by the Board of Directors or the President, or matters authorized under relevant statutes and Articles of Incorporation

(b) Disclosure of personal information of Director Candidates before the General Meeting of Shareholders and Recommendation of Shareholders

•	Notice and announcement of business information: February 5, 2008 (Date of the General Meeting of Shareholders: February 29, 2008)

•	2 Standing Director Candidates and 2 Outside Director Candidates (including an outside Director Candidate who is an Audit Committee member)

-	Candidates for Standing Director

Name	Jong-Lok Yoon

Date of Birth	December 17, 1957

Major Occupations and Background	(Present) Vice President, KT Corporation (Head of New Business Group)

Bachelor of Aerial Communication, Korea Aerospace University, 1980

Master of Electronics Engineering, Yonsei University, 1992

Telecommunication Course, Michigan State University, 1996

Chief Executive Office Course, Seoul National University, 2003

Joined KT Corporation, 5/1980

Chief of e-Biz Business Unit, 3/2001 to 2/2003

Chief of Marketing Planning Business Unit, 2/2003 to 12/2003

Chief of Technology Business Unit, 12/2003 to 6/2004

Chief of New Project Planning Business Unit, 7/2004 to 8/2005

Chief of Development & Strategy Group, 9/2005 to 11/2005

Chief of R&D Group, 11/2005 to 11/2006

Chief of New Business Group, 11/2006 to Present

Recommender	Representative Director, President (approved by the Board of Directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	2/29/2008 to Date of the Annual General Meeting of Shareholder in 2009

Name	Jeong-Soo Suh

Date of Birth	January 10, 1958

Major Occupations and Background

(Present) Vice President, KT Corporation (Head of Planning Group)

Bachelor of Economics, Sungkyunkwan University, 1984

Master of Business Administration, Yonsei University, 1988

Joined KT Corporation, 2/1983

Partnership Promotion Team Manager, Privatization Promotion Committee, 2/2001 to 02/2002

Head of Global Business Unit, 2/2002 to 8/2002

Head of Privatization Promotion Unit, 8/2002 to 1/2003

Head of Financial Management Office, 1/2003 to 11/2004

Head of Planning & Coordination Office, 12/2004 to 8/2005

Head of Planning Group, 9/2005 to Present

Recommender	Representative Director, President (approved by the Board of Directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	2/29/2008 to Date of the Annual General Meeting of Shareholders in 2009

-	Candidates for Outside Director who are to act as Audit Committee Member

Name	Jeong-Suk Koh

Date of Birth	May 22, 1957

Major Occupations and Background

(Present) President, Ilshin Investment Co., Ltd.

Bachelor of Business Administration, Seoul National University, 1980

Master of Business, Science, KAIST, 1982

Doctor of Business Administration, MIT, U.S., 1989

Ilshin Spinning Co., Ltd., Planning Department, 1982 to 1983

Graduate School of Business Administration, MIT, U.S., Teaching & Research Assistant, 1983 to 1989

McKinsey & Co., Consultant, 1989 to 1991

President, Ilshin Investment Co., Ltd., 1991 to Present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	2/29/2008 to Date of the Annual General Meeting of Shareholders in 2011

-	Candidates for Outside Directors who are to act as Audit Committee Member

Name	Gyu-Taeg Oh

Date of Birth	February 20, 1959

Major Occupations and Background

(Present) President, Korean Fixed Income Research Institute

Bachelor of Economics, Seoul National University, 1981

Master of Business Science, KAIST, 1983

Doctor of Economics, Yale University, U.S., 1991

Certified Public Accountant, Deloitte Anjin LLC, 1983 to 1986

Expert Consultant, Kidder Peabody & Co., 1991

Assistant Professor, University of Iowa, 1991to1995

Professor, Graduate School of Business Administration, Joongang University, 1995 to present

President, Korea Fixed Income Research Institute, 1999 to present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	2/29/2008 to Date of the Annual General Meeting of Shareholders in 2011

(c) Establishment and Organization of the Outside Director Candidate Recommendation Committee

•	Enactment of regulations for operation of the Outside Director Candidate Recommendation Committee (1/20/2003)

•	Appointment of Members and Chairman of the Outside Director Candidate Recommendation Committee (12/13/2007)

Name	Outside Director	Note
Jeong-Ro Yoon	O	At least half of the Directors shall be Outside Directors (satisfied the requirement of Clause 3, Article 191-16 of the Securities and Exchange Act)
Do-Whan Kim	O
Kon-Sik Kim	O
Jong-Kyoo Yoon	O
Chang-Yop Yi	O
Jeong-Soo Suh	X

(d) Current Status of Outside Directors (As of March 20, 2008)

Name	Experience	Relationship with the Largest Shareholder	Participation in internal and external training programs
Jeong-Ro Yoon	- Vice President, Korean Sociological Association - (Present) Professor, School of Humanities and Social Science, KAIST	Not Applicable	• Regular course for Directors - Participant: Gyu-Taeg Oh - Period : Feb.12~Apr. 15 - Hosted by the Korea Directors Association
Do-Whan Kim	- Researcher, KISDI - (Present) Professor, Business Administration, Sejong University	Not Applicable	• ‘What are the problems with the succession of management rights?’ - Participant: Jeong-Suk Koh - Period : May 21
Kon-Sik Kim	- Vice President, Korea Institute of Directors - (Present) Professor, College of Law, Seoul National University	Not Applicable

Jong-Kyoo Yoon	- Vice Representative, Samil Pricewaterhouse Coopers - Vice Chairman, Kookmin Bank Private Banking Group - (Present) Standing Consultant, Kim & Chang	Not Applicable	- Hosted by the Korea Directors Association • Key issues on International Financial Reporting Standards (IFRS) - Participant: members of the Audit Committee - Period : May 31 - Hosted by Deloitte
Paul C. Yi (Chang Yop Yi)	- President, Hershey Food Corporation Korea Branch - President, Nong Shim Kellogg Co. - (Present) President, Coca-Cola Korea Co., Ltd.	Not Applicable
Jeong-Suk Koh	- Teaching & Research Assistant, MIT School of Business, U.S. - McKinsey & Co. Consultant - (Present) President, Ilshin Investment Co., Ltd.	Not Applicable
Gyu-Taeg Oh	- Deloitte Anjin LLC - (Present) President, Korea Fixed Income Research Institute	Not Applicable

*	Outside Director Committee supporting team : Innovation Planning Department Corporate Governance Team Manager : Kwon Oh Hwan, Director (+82 31 727 0662)

(2) Operation of the Board of Directors

(a) Operational Rules of the Board of Directors

•	Convocation: by the President or the Chairman

•	Issues to be Submitted and Discussed: Please refer to “Rights of the Board of Directors” specified above

•

Resolution: A resolution of the Board of Directors Meeting shall be adopted by the affirmative vote of the majority of Directors present at the meeting, provided that the majority of the registered Directors are present at the meeting.

•	A resolution shall be adopted by the affirmative vote of two thirds of the registered Directors in the event of sale of a subsidiary’s shares accompanied by transfer of the management right.

•	A resolution shall be adopted by the affirmative vote of two thirds of the registered Outside Directors in the event that such resolution is relating to dismissal of the President.

(b) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion	Note
First	Jan.11	1) Report on KT’s major management issues	Original proposal received	—
Second	Jan.17	2) Approval of Financial Statements of the 26th Term	Original proposal approved	—
		3) Business Report of the 26th Term	Original proposal approved
		4) Funds Plan of 2008	Proposal received
Third	Jan.30	5) Approval on recommendation of candidates for Standing Directors	Original proposal approved	—
		6) Recommendation of candidates for the Audit Committee members	Original proposal approved

		7) Convocation of Regular General Meeting of Shareholders of 26th Term	Original proposal approved
		8) Approval of Financial Statements of the 26th Term	Original proposal approved
		9) Business Report of the 26th Term	Original proposal approved
		10) Management appraisal on fiscal year 2007 and future plans	Original proposal received
		11) Report on operational condition of internal accounting management system of Fiscal Year 2007	Original proposal received
		12) Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by the Audit Committee)	Original proposal received
		13) Report on validity of the Audit Committee	Original proposal received
		14) Proposal on standards and method of payment of remuneration of President and Executive Directors	Original proposal approved
		15) Approval of the proposal on limit on remuneration of Directors for 2008	Original proposal approved
		16) Amendment of the Rules on Severance Payment for Executive Directors	Amended proposal approved
		17) Approval of the proposal on the employment contract for the management	Original proposal approved
		18) Approval of a joint venture for the acquisition of basic technology on object advertisement	Original proposal approved

Fourth	Feb.13	19) Proposal on the organization of Board of Directors	Original proposal approved	—
Fifth	Feb.29	20) Appointment of the Chairman of the Board of Directors and members of the committees under the Board of Directors	Members and chairman appointed	—
Sixth	Mar. 27	21) Proposal on long term incentive	Original proposal approved	—
		22) Disposal of long term equities	Original proposal approved
		23) Approval of the limit on transactions with KTF for 2008	Original proposal approved
		24) Approval of the online middle and high school business plan	Conditional approval
		25) Amendment of the Audit Committee’s policies and procedures	Original proposal approved
		26) Amendment of policies on the Board of Directors and internal accounting management	Original proposal approved
Seventh	Apr.24	27) Proposal on subscription to UN Global Compact	Original proposal approved
		28) Proposal to raise and manage investment capital for the promotion of new businesses	Original proposal approved
		29) Proposal for the construction of a data center	Original proposal approved
		30) Report on statement of accounts for the first quarter of 2008 fiscal year	Original proposal received
		31) Report on management achievements for the first quarter of 2008	Original proposal received
Eighth	Jun.18	32) Plan to establish IT specialized company	Original proposal approved
		33) Plan to enhance Shareholder’s value	Original proposal approved

(c) Main Activities of the Outside Directors at the Board of Directors Meetings

Meeting	Date	Number of Outside Directors Present (Total Number of Outside Directors)	Note
1st	Jan. 11	7(7)	—
2nd	Jan. 17	7(7)	—
3rd	Jan. 30	6(7)	—
4th	Feb. 13	7(7)	—
5th	Feb. 29	7(7)	—
6th	Mar. 27	7(7)	—
7th	Apr. 24	7(7)	—
8th	Jun. 18	7(7)

(d) Status of the Organization of the Committees under the Board of Directors

Title	Organization	Name	Purpose of Establishment and Authority	Note
Evaluation & Compensation Committee	5 Outside Directors	Jong-Kyoo Yoon (Chairperson) Jeong-Ro Yoon Do-Whan Kim Jeong-Suk Koh Gyu-Taeg Oh	Management Agreement with the President and Assessment	—

Executive Committee	3 Standing Directors	Joong-Soo Nam (Chairperson) Jong-Lok Yoon Jeong-Soo Suh	Management and financial matters authorized by the Board of Directors	—

Related-party Transaction Committee	4 Outside Directors	Kon-Sik Kim (Chairperson) Do-Whan Kim Paul C. Yi Jeong-Suk Koh	Review on internal transactions	—

Outside Director Candidate Recommendation Committee	5 Outside Directors, 1 Standing Director	Jeong-Ro Yoon (Chairperson) Do-Whan Kim Kon-Sik Kim Jong-Kyoo Yoon Paul C. Yi Jeong-Soo Suh	Reviewing the qualifications of potential candidates and proposing nominees to be elected at the annual general shareholders meeting	—

Audit Committee	4 Outside Directors	Do-Whan Kim (Chairperson) Jeong-Ro Yoon Jong-Kyoo Yoon Gyu-Taeg Oh	Matters related to accounting and audit	—

(e) Activities of the Committees under the Board of Directors

Evaluation & Compensation Committee

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Jong Kyoo Yoon	Jeong Ro Yoon	Stuart B. Solomon	Do-Whan Kim	Thae Surn Kwarg
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 50%
Voting Result
Jan.16	1) Comprehensive report on FY2007 CEO management assessment, a progression index	Proposal received	For	For	For	For	For
	2) Improvement of CEOs evaluation and remuneration model	Proposal received	For	For	For	For	For

Jan.29	3) Improvement of CEOs evaluation and remuneration model	Original proposal approved	For	For	For	For	Absent
	4) Proposal for remuneration standards and payment methods for the President and Standing Directors	Proposal received	For	For	For	For	Absent
	5) Proposal for limit on remuneration of Directors for 2008	Amended proposal approved	For (amended)	For (amended)	For (amended)	For (amended)	Absent
	6) Amendment of the Rules on Severance Payment for Executive Directors	Original proposal approved	For	For	For	For	Absent

Feb.13	7) Result of 2007 CEO management assessment	Original proposal approved	For	For	For	For	For
	8) 2008 CEO management goal	Original proposal approved	For	For	For	For	For

*	Members of the Board of Directors elected on February 29, 2008: (Jong-Kyoo Yoon, Jeong-Ro Yoon, Do-Whan Kim, Jeong-Suk Koh, Gyu-Taeg Oh)

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Jong Kyoo Yoon	Jeong Ro Yoon	Do-Hwan Kim	Jeong-Suk Koh	Gyu-Taeg Oh
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 1000%
Voting Result
Mar.25	9) Plan on evaluation and management of FY2008 CEO goals	Original proposal approved	For	For	For	For	For
	10) Payment of long-term performance compensation	Amended proposal approved	For (amended)	For (amended)	For (amended)	For (amended)	For (amended)

Standing Committee

Meeting Date	Agenda	Results on discussion	Executive Directors
			Joong-Soo Nam	Jong-Lok Yoon	Jeong-Soo suh
			Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Mar.3	1) Establishment of Global VC Partner Network	Original proposal approved	For	For	For

Jun.9	2) Payment guarantee on Daejeon FutureX business	Original proposal approved	For	For	For

Related-party Transactions Committee

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Kon-Sik Kim	Do-Hwan Kim	Paul C. Yi	Jeong-Suk Koh
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Mar.25	1) Approval of the limit on transactions with KTF for 2008	Original proposal approved	For	For	For	For
	2) Approval of continual transactions with affiliates for FY2008	Original proposal approved	For	For	For	For

Outside Director Candidate Recommendation Committee

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Jeong-Ro Yoon	Do-Whan Kim	Kon-Sik Kim	Jong-Kyoo Yoon	Paul C. Yi
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 1000%
Voting Result
Jan.3	1) Support plan for the recommendation of Outside Director candidate	Original proposal approved	For	For	For	For	For
	2) Report on activities plan of the research agency	Original proposal approved	For	For	For	For	For
Jan.11	3) Organization of candidate recommendation advisory council	Advisory council organized	For	For	For	For	For
Jan.16	4) Evaluation of KT Outside Director Candidates and Discussion on Recommendation Method	Discussed	For	For	For	For	For
	5) Recommendation of Candidates for Outside Directors - Jeong-Suk Koh, Jung-Soo Kim, Gyu-Taeg Oh	Candidates confirmed	For	For	For	For	For
	6) Recommendation of Candidates for Outside Directors - Jeong-Suk Koh, Gyu-Taeg Oh	Candidates confirmed	For	For	For	For	For

B. Audit Committee

(1) Matters on Audit Institution

(a) Establishment and Method of Organization of Audit Committee (Auditors)

•	Purpose of operational regulations for Audit Committee

-	To regulate matters necessary for effective operation of Audit Committee

•	Rights and Duties

-	The Audit Committee may audit the Company’s accounting and business affairs, and demand, whenever necessary, Directors of the Company to report on the relevant matters thereof. The Committee may handle the matters provided for under the relevant statutes, the Articles of Incorporation or the operational rules of the Audit Committee and those matters authorized by the Board of Directors.

•	Members of the Audit Committee shall be appointed by a resolution of the general meeting of shareholders, and at least one financial expert must be appointed as a member.

(b) The Audit Committee’s Internal Device for Access to Management Information Necessary for Audit

•	Types of Meetings

-	The Committee shall hold a regular meeting in the first month of every quarter of each year and may hold an extraordinary meeting whenever necessary

•	Right of Convocation

-	The Audit Committee Meeting shall be convened by the Chairman of the Committee upon the request of the President or a member of the Committee.

•	Convocation Process

-	The Chairman shall send every member of the Committee a notice specifying date, location and agenda of the meeting through facsimile, telegram, registered mail or other electronic measures, at least 3 days before the date of the meeting

•	The Committee shall deliberate on or resolve the following matters:

-	Matters on the General Meeting of Shareholders

•	Request to the Board of Directors to convene an extraordinary meeting of shareholders

•	Investigation and statement on agenda and documents of the General Meeting of Shareholders

-	Matters on Directors and Board of Directors

•	Report to the Board of Directors on a Director’s activities that are in violation of relevant statutes or the Articles of Incorporation

•	Preparation and submission of Audit Report on financial statements that are to be submitted to the General Meeting of Shareholders

•	Injunction on illegal activities of a Director

•	Request for a report on the performance of Directors

•	Assessment report of operational status of internal accounting management system

•	Assessment report on Audit Committee · Matters authorized by the Board of Directors

-	Matters on Audit

•	Request on performance of Directors or investigation on business and financial status of the Company

•	Investigation on subsidiaries under the Commercial Code

•	Receipt of report from a Director

•	Representation of the Company in a lawsuit between a Director and the Company

•	Decision on institution of a lawsuit upon a minority shareholder’s request for institution of a suit against Directors

•	Approval for appointment, change or dismissal of an external auditor (the “Auditor”)

•	Receipt of reports made by the Auditor on a Director’s misconduct in the course of performing his duties or a material fact that is in violation of relevant statutes or the Articles of Incorporation

•	Receipt of reports made by the Auditor on the Company’s violation of accounting standards etc.

•	Assessment on audit of the Auditor

•	Assessment on independence of the Auditor

•	Pre-approval on services provided by the Auditor

•	Auditing plans for the year and the audit result

•	Assessment on the internal control system

•	Verification of corrective measures regarding audit results

•	Approval for appointment and proposal for dismissal of a person in charge of internal audit

•	Review of feasibility of material accounting policies and change in accounting estimates

•	Review on soundness and propriety of corporate financing and accuracy of financial reports

•	Establishment of whistle-blowing system

-	Other Matters Provided by the Relevant Statutes and the Articles of Incorporation

•	The Audit Committee may, whenever necessary, require internal audit organization to separately report on its audit activities.

(c) Personal Information of Members of the Audit Committee

Name	Experience	Note
Do-Whan Kim	- Researcher, KISDI - (Present) Professor, Business Administration & Accounting, Sejong University	—
Jeong-Ro Yoon	- Vice President, Korean Sociological Association - (Present) Professor, School of Humanities and Social Science, KAIST	—
Jong-Kyoo Yoon	- Vice Representative, Samil Pricewaterhouse Coopers - Vice Chairman, Kookmin Bank Private Banking Group - (Present) Standing Consultant, Kim & Chang	—
Gyu-Taeg Oh	- Vice Representative, Deloitte Anjin - (Present) President, Korea Fixed Income Research Institute	—

(2) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion	Note
First	Jan.16	1) Approval of Financial Statements of 26th Term	Original proposal approved	—
		2) Business Report of 26th Term	Original proposal approved
		3) Report on Final Audit of Fiscal Year 2007	Original proposal received
		4) Report on Audit Records of 2007 and Audit Plan for 2008	Original proposal received
Second	Jan.29	5) Approval of Financial Statements of 26th Term	Original proposal approved	—
		6) Business Report of 26th Term	Original proposal approved
		7) Report on operational condition of internal accounting management system of Fiscal Year 2007	Original proposal received
		8) Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by Audit Committee)	Original proposal received
		9) Report on Validity of the Audit Committee	Original proposal received
Third	Feb.13	10) Report on agenda of General Meeting of Shareholders for 26th Term and Result on Document Investigation	Original proposal received	—
		11) Written Opinion on operational status of internal compliance device of the Audit Committee	Original proposal received
		12) Audit Report for Regular General Meeting of Shareholders of 26th Term	Original proposal received
Fourth	Mar.25	13) Appointment of the Chairperson of the Audit Committee	Chairperson appointed	—
		14) Report on the result of consolidated settlement of account for Fiscal Year 2007	Original proposal received
		15) Approval of remuneration to independent auditor for fiscal year 2008	Conditional approval
		16) Approval of consolidated company’s independent auditor and remuneration for fiscal year 2008	Original proposal approved
		17) Report on 2008 Outside Auditor Audit Plan	Original proposal received
Fifth	Mar.25	18) Pre-approval of services provided by the Auditor	Original proposal received

		19) Report on statement of accounts for the first quarter of 2008 fiscal year	Original proposal received
		20) Report on business achievements for the first quarter of 2008 and future plans	Original proposal received
Sixth	Jun.18	21) Report on filing of Form 20-F for 2007 fiscal year	Original proposal received

C. Matters on Shareholder’s Exercise of Voting Right

(1) Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system following the completion of the privatization process in 2002.

(2) Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)

(3) Exercise of Minority Shareholders’ Rights

The minority shareholders’ rights were exercised most recently at the 24th General Meeting of Shareholders in 2006.

24th General Meeting of Shareholders (March 10, 2006)

Shareholder	Contents of the Minority Shareholder’s Right	Purpose of Exercise	Result	Note
Jai Sik Ji and others	Shareholder proposal on the subject matter of the general meeting of shareholders	Recommendation of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-14 of the Securities and Exchange Act

Jai Sik Ji and others	Request for cumulative voting	Request for cumulative voting for appointment of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-18 of the Securities and Exchange Act

D. Remuneration to Executive Officers

(1) Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

(Unit: in hundred million Won)

Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Fair Value of Stock Option	Weight	Reference
3 Standing Directors	4.87	50	1.62		—	—
7 Outside Directors	1.68		0.24	—	—	—

*	Performance-based compensation made at year end.

(2) Grant and Exercise of Stock Option

As of June 30, 2008	(Unit: Won, shares)

		Date of	Shares to be given upon	Type of	Changed Volume				Period for	Exercise	Closing
Holder	Position	Grant	exercise	Share	Granted	Exercised	Revoked	Unexercised	Exercise	Price	Price
Yong Kyung Lee	Standing Director	12/26/2002	Treasury Share	Common Share	300,000	—	—	253,100	12/27/ 2004 to 12/26/ 2009	70,000	46,950

Tae-Won Chung	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	—	45,145	Same as Above	70,000	46,950

Young- Han Song	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	—	28,717	Same as Above	70,000	46,950

Ahn-Yong Choi	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	—	32,170	Same as Above	70,000	46,950

Hong-Sik Chun	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	—	12,500	Same as Above	70,000	46,950

Hyun-June Chang	Standing Director	9/16/2003	Treasury Share	Common Share	5,200	—	—	3,000	9/17/ 2005 to 9/16/ 2010	57,000	46,950

Hui-Chang Roh	Standing Director	2/4/2005	Treasury Share	Common Share	60,000	—	—	43,153	2/05/ 2007 to 2/04/ 2012	54,600	46,950
Total	—	—	—	—	685,200	—	—	417,785	—	—	—

The weighted-average of the non-exercise stock option: Won 68,316.

Remarks:

(1) Position is as of the date of the stock option grant.

(2) The closing price is the closing price as of June 30, 2008.

(3) Difference between the number of shares granted and the number shares with stock option unexercised: due to adjustment of number of granted shares that are dependent on management results and duration of continuous service

E. Directors’ and Officers’ Liability Insurance Status

(1) Outline of Insurance

As of June 30, 2008	(Unit: in thousands of Won)

Title	Amount of Insurance Premium Paid		Maximum Amount Insured	Note
	Amount Paid for the Term	Accumulated Amount Paid (including the Amount Paid for the Term)
Directors’ and Officers’ Liability Insurance	469,000	4,978,304	50,000,000	—

(2) Grounds and Process of Application

-	Application possible after reporting to the Board of Directors (approved at the executive officers’ meeting in May 1999).

-	Thereafter, insurance is renewed annually.

(3) Insured Executive Officers

-	Executive Officers above the level of Vice President (including Outside Directors).

-

Executive Officers mentioned above include officers of the Company who have been, are, and will be appointed or designated. Officers who are appointed or designated during the insurance period are automatically insured.

(4) Damages Insured

-	Damages to shareholders and a third party caused by the insured in violation of the insured’s duty of reasonable care in performance of his or her duty.

-	“Damages” includes amount of compensation, amount ordered by the court, settlement amounts and attorneys fees.

(5) Exclusion

The insurance company shall not be liable to make any payment for loss in connection with any claim or claims made against the Directors or officers relating to the following matters:

1.	arising out of, based upon or attributable to making any personal profit or gain to which they are not legally entitled;

2.	arising out of, based upon or attributable to the act of a bad faith or criminal act.

3.	arising out of, based upon or attributable to the payment to the insured of any remuneration without the prior approval of shareholders of the Company, which shall be deemed illegal;

4.	arising out of, based upon or attributable to profits made from illegal insider-trading activities using non-public information;

5.	arising out of, based upon or attributable to payment of commissions, gratuities, benefits or any other favors provided to or for the benefit of any;

6.	arising out of, based upon or attributable to lawsuits related to already claimed or known to be claimed lawsuits involving other securities;

7.	arising out of, based upon or attributable to any lawsuit caused by the same cause as the cause that occurred before the insurance effective date;

8.	arising out of, based upon or attributable to any loss that was foreseeable at the time of the insurance effective date;

9.	arising out of, based upon or attributable to environmental pollution;

10.	arising out of, based upon or attributable to actions caused by an officer on behalf of other company or organization;

11.	arising out of, based upon or attributable to radioactive or other hazardous material;

12.	arising out of, based upon or attributable to disabilities, property damage or human rights violation;

13.	arising out of, based upon or attributable to actions taken at an affiliated company prior to its acquisition;

14.	arising out of, based upon or attributable to a lawsuit by the representative shareholder.

*	Exclusion Clause includes:

-	Action related to trading of treasury shares by the management;

-	Provision of professional service;

-	Year 2000;

-	Severance payment and pension related;

-	Damage claims by government authorities;

-	Nuclear energy hazard related matters;

-	Claim for damages filed by the majority shareholders or by controlling shareholders;

-	War and terrorists acts;

-	Damage claims between insured persons;

-	Affiliated companies;

-	Asbestos or fungus related hazard;

-	Infringement of corruption prevention law; and

-	Civil fines or penalties.

2. Equity Investment

[As of August 14, 2008]									(Unit: share, millions of Won, %)

		Name of		Beginning balance			Increase (Decrease)		End balance			Net Profit of Non-affiliated Companies
Division	Account Classification	Company or Item	Purpose	Number of Shares	Equity Ratio	Book Value	Number of Shares	Acquisition (disposal)	Number of Shares	Equity Ratio	Book Value	(Latest fiscal year)	Note
Domestic	Equity Method Investee	KT Powertel Co. Ltd.	Business promotion	7,771,418	44.9%	28,837	—	—	7,771,418	44.9%	30,921	4,645	—

	Equity Method Investee	KT Networks Corporation	Business promotion	2,000,000	100.0%	52,900	—	—	2,000,000	100.0%	53,170	262	—

	Equity Method Investee	KT Linkus co., Ltd.	Business promotion	2,941,668	93.8%	8,040	—	—	2,941,668	93.8%	2,983	-5,410	—

	Equity Method Investee	Telecop Service Co. Ltd.	Business promotion	4,644,376	93.8%	10,847	—	—	4,644,376	93.8%	9,916	-1,001	—

	Equity Method Investee	KT Hitel	Active in management	22,750,000	65.9%	114,403	—	—	22,750,000	65.9%	116,687	3,199	—

	Equity Method Investee	KT Submarine Co., Ltd.	Active in management	1,617,000	36.9%	21,933	—	—	1,617,000	36.9%	21,986	1,305	—

	Equity Method Investee	KT Freetel Co., Ltd.	Active in management	102,129,938	53.0%	2,620,185	—	—	102,129,938	54.2%	2,531,235	-10,932	—

	Equity Method Investee	KT Commerce, Inc.	Business promotion	266,000	19.0%	1,264	—	—	266,000	19.0%	1,341	323	—

	Equity Method Investee	KTF Technologies, Inc.	Business promotion	56,000	3.9%	1,623			56,000	3.9%	990	817	—

	Equity Method Investee	KT Rental Co., Ltd.	Business promotion	6,800,000	100.0%	48,207	—	—	6,800,000	100.0%	53,737	5,546	—

	Equity Method Investee	KT Capital Co., Ltd.	Business promotion	20,200,000	100.0%	100,043	—	—	20,200,000	100.0%	102,899	2,566	—

	Equity Method Investee	Sidus FNH Co.	Business promotion	1,607,900	35.7%	14,409	—	—	1,607,900	35.7%	12,750	-849	—

	Equity Method Investee	Olive Nine Co., Ltd.	Business promotion	8,750,000	19.2%	17,880	500,000	1,155	9,250,000	19.5%	16,353	-2,451	—

	Equity Method Investee	KT FDS Co., Ltd.	Business promotion	400,000	100.0%	7,359			400,000	100.0%	5,922	-860	—

	Equity Method Investee	Nasmedia Co., Ltd	Business promotion	—	—	—	1,767,516	26,055	1,767,516	50.0%	25,503	1,841	Newly invested in 1st quarter

	Equity Method Investee	Softnix Co. Ltd. (Renamed as Interware Co. Ltd.)	Business promotion	—	—	—	120,000	600	120,000	60.0%	582	-139	Newly invested in 2nd quarter

	Equity Method Investee	Information premium Edu	Business promotion	—	—	—	240,000	6,000	240,000	54.5%	5,707	-287	Newly invested in 2nd quarter

	Equity Method Investee	KT new business investment fund No. 1	Business promotion	—	—	—	100	10,000	100	90.9%	10,030	33	Newly invested in 2nd quarter

Overseas	Equity Method Investee	Korea Telecom America, Inc. (USA)	Business promotion	6,000	100.0%	2,937	—	—	6,000	100.0%	3,148	168

	Equity Method Investee	Korea Telecom Japan Co., Ltd. (Japan)	Business promotion	12,856	100.0%	830	—	—	12,856	100.0%	1,188	458

	Equity Method Investee	Korea Telecom China Co., Ltd. (China)	Business promotion	—	100.0%	946	—	—	—	100.0%	1,040	196

	Equity Method Investee	Korea Telecom Philippines, Inc. (Philippines)	Business promotion	744,476	100.0%	—	—	—	744,476	100.0%	—	—	in process of disposal

	Equity Method Investee	New Telephone Company, Inc. (Russia)	Business promotion	5,309,189	80.0%	125,326	—	—	5,309,189	80.0%	162,494	25,385

	Equity Method Investee	KTSC Investment Management B.V.	Business promotion	108	60.0%	15	82,506	15,836	82,614	60.0%	32,029	508

Equity Method Investee	Super iMax	Business promotion	—	60.0%	1,321	—	-1,321	—	0.0%	—	—

Equity Method Investee	East Telecom	Business promotion	—	51.0%	14,515	—	-14,515	—	0.0%	—	—
	Total		197,610,564	—	3,220,871	2,267,528	58,882	199,878,092	—	3,206,649

VI. Employees

1. Current Status of Employees

(As of June 30, 2008)	(Unit: persons, in millions of Won)

Type	Number of Employees *					Average Years in Continuous Service	Total Payroll	Average Payroll per Person **	Note
	Office Staff	Engineers	Research Staff	Other	Total
Male	5,729	24,198	622	297	30,846	19.9	857,800	27.51	—
Female	3,305	2,094	147	8	5,554	17.3	127,267	22.74	—
Total	9,034	26,292	769	305	36,400	19.5	985,067	26.79	—

*	Excluding Executive Directors and Assistant Vice Presidents.
**	Calculation is based on the average number of employees (36,772 employees).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 26, 2008

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director